UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 27 August 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DISCLOSURE OF BENEFICIAL INTERESTS SECURITIES IN TERMS OF
PARAGRAPH 3.83 OF THE JSE LIMITED LISTINGS REQUIREMENTS AND
SECTION 122 OF THE COMPANIES ACT 71 of 2008 ("the Act")

In compliance with paragraph 3.83 of the JSE Limited
Listings Requirements and section 122 (3)(b) of the Act,
shareholders are advised that Gold Fields has received
formal notification in accordance with section 122(1) of
the Act from Public Investment Corporation "SOL" Limited
("PIC") who holds a beneficial interest in the issued share
capital of Gold Fields, that the PIC in aggregate,
increased its beneficial interest in the securities of the
Company, such that the total interest in securities of the
Company held collectively by PIC amounts to 9.04% of the
total number of securities in issue.

Gold Fields has, as required by section 122 (3)(a) of the
Act filed the required notice with the Take Over
Regulations Panel.

Johannesburg
27 August 2013

Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 27 August 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer